SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING boston BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG houston LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

August 16, 2013

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 308 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to the BlackRock Emerging Markets Dividend Fund (the “Fund”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 308 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund, formerly known as BlackRock China Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on August 16, 2013.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 6, 2013 regarding the Trust’s Post-Effective Amendment No. 300 to its Registration Statement filed with the Commission on June 17, 2013 for the purpose of revising the Fund’s prospectus to include the amended investment objective, strategies and risk

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 16, 2013

factors of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:    Please confirm that the fee waivers and expense reimbursements will remain effective for one year after the effective date of the Prospectus.

Response:    The Fund confirms that the contractual fee waivers and expense reimbursements will remain in effect for one year after the effective date of the Prospectus.

Prospectus: Principal Investment Strategies of the Fund

Comment 2:    The Prospectus states that the Fund will “invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies domiciled in, or tied economically to, emerging market countries and at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities.” The Staff notes that the Fund should only have one 80% policy and requests that the Fund amend its 80% policy accordingly.

Response:    In response to the Staff’s comment, the Fund has revised its 80% policy as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying equity securities of, or derivatives having economic characteristics similar to the dividend-paying equity securities of, companies domiciled in, or tied economically to, emerging market countries.

The Fund is willing to combine the two 80% policies since this change is in line with its investment strategies. However, the Fund notes that it is not aware of any requirement under Rule 35d-1 under the 1940 Act that mandates a fund to have only one 80% policy.

Comment 3:    How will derivatives be valued for purposes of the Fund’s 80% test?

Response:    For purposes of calculating compliance with its 80% test, the Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees.

August 16, 2013

Comment 4:    Please explain how the asset coverage for derivatives is calculated, including for credit default swaps and total return swaps, if such instruments will be utilized by the Fund. (See generally Release No. IC-10666, April 18, 1979). Please note that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the coverage amount requirement and affect the Fund’s use of total return swaps and derivatives in general.

Response:    As currently disclosed, the Fund intends to use certain derivative instruments as set forth in the Prospectus. The Fund intends to calculate asset coverage for derivatives using either the mark to market value, the notional value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of derivatives.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald John A. MacKinnon